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TERYL RESOURCES CORP.

240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

March 4, 2011

United States Securities

and Exchange Commission

Attention:

Michael Fay

Dear Sirs:

Re:

Teryl Resources Corp. (the “Company”)

Form 20-F for Fiscal Year Ended May 31, 2010

Filed December 1, 2010

File Number 0-31076

We are writing in response to your letter dated February 28, 2011.

We have attached Amendment No. 1 to the Form 20-F Annual Report, which incorporates the change referred to below.

Form 20-F for the Fiscal Year Ended May 31, 2010

Item 16F.  Change in Registrant’s Certifying Accountant

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Please file in an amended Form 20-F the letter from your former accountants indicating whether they agree with the statements made by you in response to Item 16F(a) of Form 20-F, as required by Item 16F of Form 20-F.

The Form 20-F Annual Report, Amendment No. 1 filed concurrently with this response letter has been amended to include a letter from the company’s former accountants indicating that they agree with the statements made by the company in response to Item 16F(a) of Form 20-F.

The Company hereby acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

TERYL RESOURCES CORP.

/s/ John G. Robertson

John G. Robertson,

President and CEO